Filed by Churchill Capital Corp X pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp X (File No. 001-42646)

Set forth below is a transcript of Matt Kinsella’s live interview with Stocktwits on September 24, 2025 in which the proposed business combination between Churchill Capital Corp X and ColdQuanta, Inc. (“Infleqtion”) is discussed.

Katie Perry (01:10.646)

Good morning, StockTwits Nation. It is Wednesday, September 24th. This is the Daily Rip Live. I’m Katy Perry joined by Shy Balor, as always, and we have a super special guest. To open the show today, we’ve got Matthew Kinsella, CEO of Infleqtion, a really exciting company building in the quantum space. Matt, welcome to the Daily Rip Live. It’s great to have you with us.

Matt Kinsella (01:30.589)

Katie, shy, it’s great to be here. I’m excited for this.

Katie Perry (01:33.482)

Yeah, we’re pumped. mean, Shia goes deep in quantum. I’m super curious about the space. I was watching my Yankees clinch last night and I told my friends, I was like, I gotta go. We got a quantum CEO coming on the show. So it’s great to have you. You know, on the news, Infleqtion entering a definitive business combination agreement with Churchill Capital. Company’s valued at 1.8 billion and positioning to go public under the ticker INFQ. So tell us.

You know, we talk about quantum on this show a lot and there’s a lot of pockets of it, a lot of different things people are building, stages. Give us the quick rundown of Infleqtion , what you’re building, where you guys fit.

Matt Kinsella (02:13.042)

Great. Well, first of all, congratulations on your Yankees clinching. My Cubbies clinched last week, so it’s going to be a fun postseason. When I say quantum, sometimes it’s helpful just to level set on terms. So when we say quantum, we’re talking about the world of the very small, very, very small, atomic and subatomic.

Katie Perry (02:19.727)

Yes.

Matt Kinsella (02:31.762)

And down there, a whole different set of rules govern, and they’re called quantum mechanics. And when we say quantum or quantum technologies or quantum computing, it means we’re taking advantage of some of those very strange properties, superposition, entanglement, you’ve probably heard these terms, and harnessing them to create products that actually have orders of magnitude improvement in performance relative to classical standards. And so I took a little bit of a strange path into quantum. I was an investor at a firm called Maverick for 18 years. And then I was actually the first investor in Infleqtion back in 2018.

And I looked at all the different quantum modalities. And when I say modality, that means how do you take advantage of those strange and wonderful properties and turn them into products? And I ultimately met a gentleman named Dana Anderson at CU Boulder, who was the founder of Infleqtion and a pioneer in a quantum modality called neutral atoms. And what separates neutral atoms from other quantum modalities is highly flexible. So it’s good for building a number of products, not just computers. And so we think atoms, which are at the heart of all our products, our nature is perfect qubits.

But they’re also nature’s perfect clocks and nature’s perfect sensors. So my initial seed investment thesis in Infleqtion was can you build a quantum technologies company that wasn’t a binary shot on goal to get a quantum computer that could do things that classical computers couldn’t do, but actually following kind of the Nvidia monetization strategy of here’s a quantum neutral atom engine, let’s point it at timekeeping first, because we can build clocks that have orders of magnitude, truly like 1,000 times improvement over classical standards, monetize those, move on to antennas, where we can actually build antennas that have 1,000x improvement relative to classical antennas, all while marching towards that crown jewel of a gate-based, follow-up-tolerant quantum computer that can do things that classical computers can’t do. So that’s a little bit of a long-winded answer to your question, but we were selling a lot of different products. We did $29 million in revenue last year, and I’d say leading the way towards quantum advantage on computing.

Katie Perry (04:22.55)

Yeah, quick follow up on that is you mentioned the NVIDIA example, maybe a different sort of business model than some of the other people in quantum. Can you just double click on that really quickly when you say, when you make the comparison more like in NVIDIA, what is that more like or less like compared to some of the other quantum names out there?

Matt Kinsella (04:40.679)

Sure, sure. Well, it behooves everyone to compare themselves to Nvidia these days, right? But what I mean by that is here’s our quantum core. So this is a neutral atom core. It sits at the heart of all of our products. So if you were to open up our clock or open up our computer or anything in between, you’ll find something similar to this. And inside this live millions of atoms. And so what we do is we point this neutral atom core.

Katie Perry (04:44.523)

Yeah.

Matt Kinsella (05:05.553)

And we turn those atoms into different products. in some senses, we can turn these atoms into clocks. We can get into the specifics on how we turn atoms into clocks. And unlike other quantum strategies, which is use that core only to build a computer and not really focus on anything along the way, in the NVIDIA analogy, let’s say that would be like they built the company in 1993 and then never sold a GPU until the large language model opportunity came along. Instead, they pointed that GPU at the gaming market to start, then the crypto mining market, then the physics market, then ultimately their crown jewel of the large language model came along. We’re pointing this quantum core at the timekeeping market, the antenna market, the sensing market, and ultimately the crown jewel of quantum computing that is advantageous to classical computing will come along and we’ll be ready to monetize when that becomes commercially monetizable.

Katie Perry (05:57.366)

Fascinating, makes a lot of sense. I’ll let Shai jump in, because this is really interesting. I’m curious to your thoughts on it compares to some of the other quantum companies that you so closely track.

Shay Boloor (06:08.679)

I mean, before we get into that, I do want to also talk about the theme itself because a lot of people see quantum, especially in the public markets, just absolutely running hard, 10Xing, 15X, 20Xing. So you hear quantum bubble all the time. Do you guys remember what a bubble really looks like? I’ll remind you, SPAC bubble for EVs alone, hundreds of billions of dollars of market cap among that group.

Matt Kinsella (06:18.397)

Yes. Yeah. Yeah.

Matt Kinsella (06:34.845)

Thank you.

Shay Boloor (06:36.947)

We’re talking about companies that a lot of new investors don’t even know because guess what? Nickelodeon is one, CEO went to jail and I think they’re now in the millions market cap. Fisker, are they even public anymore? Canoo, like all these names, Lucid, Rivian’s good but like there’s a lot of tier three names that just were worth $20 billion. This quantum group including Infleqtion is now, that whole bucket’s like maybe $30 billion if that’s, this is not a bubble. So I want to classify like, I get it, the stocks have ran up, there’s certain companies out there that should not run up with it. I’m talking QBIT as the ticker specifically, that’s not really a quantum name guys, but either way, I think it’s really important to know it’s not a bubble. We are maybe very early, but it’s not a bubble. And so now let’s talk about quantum in general. So I do think that the big theme here is like, why quantum, why now? And I think that in order to realize why that is, let’s talk about AI first, because as you agree with me, like quantum’s next derivative after AI, it’s next theme. It’s not about if, but when. And right now, AI still runs, people are surprised, but AI runs on the same kind of computers that we’ve been using in past decades. The only difference is we have faster and more GPUs thanks to Nvidia, but there’s a ceiling on how far we can go. And that ceiling is going to hit eventually.

Quantum is what comes next. So for you specifically, knowing that maybe we’re years away, but there’s ways to kind of progress from point A to point B. what’s some specific initiatives that you guys are doing right now where you can get immediate revenue and don’t have to like dilute, dilute, dilute and see what your big rocks are. Cause I know for like IonQ specifically, they’re trying to become a prime contractor, clearly with all these acquisitions.

Matt Kinsella (08:32.102)

Mm-hmm.

Shay Boloor (08:33.875)

They’re trying to get some dollars until the hardware catches up. What’s your strategy?

Matt Kinsella (08:35.987)

The strategy, going back to the NVIDIA analogy, is to really monetize. I say it colloquially, let’s take what we have on the truck today and sell it, and then let’s drive that truck towards the future, which is quantum computing. so we’ve sold an $11 million contract of our clocks to the DoD.

We have actually sold three quantum computing units, one to the UK government, one to the Japanese government. just announced a big deal with the state of Illinois. So there is a market to sell quantum computers today, even though they aren’t yet commercially advantageous relative to classical computers. So really our strategy is to monetize how we can, where we have commercial advantage in the timekeeping and the sensing umbrellas. And I do agree with IMQ’s strategy in that a lot of the dollars being invested or used to purchase quantum products, whether it’s sensing or computing, do come from that national security.

umbrella. So having a relationship with the government is indeed very important. The DOD and the Ministry of Defense are our biggest customers. So core to our strategy is sell what’s on the truck, generate gross profit dollars, use those gross profit dollars to invest in the R &D to scale up the computer to the point where it’s commercially advantageous. What are we doing in AI? There are a lot of overlaps, as you point out, between quantum and AI. And some of those we are monetizing as well. People talk a lot about AI running out of training data.

One thing quantum excels at is creating synthetic data to train AI models to make them sharper and better. Quantum sensors, the kind that we make, have orders of magnitude improvement and sensitivity, bringing new levels of data that you can then pump into AI models to train them. And then finally, the underlying math of quantum and AI is very similar. It’s matrix math. It’s good at different parts of that mathematical classification. And so the way I see the data center playing out in the future is you’ll have CPUs.

As you’ve always had CPUs, you’ll layer GPUs into that as they’ve been layering in over the last decade and increasingly QPUs will come into the data center. Problems will be sent to the data center and hived off to the appropriate part of the data center for that problem set. So I don’t actually see quantum processing units or QPUs replacing GPUs or even CPUs. They’re going to expand what we can do with computation because as you point out at the end of the day,

Even the most powerful GPU cluster is boiling everything down to a zero or a one, right? It’s all binary logic. And it’s incredible what we can do with that binary logic, but that’s fundamentally not how nature works. So if you want to model nature systems, which is massive Mac, massive market opportunities, whether it’s drug discovery or developing new materials, you just can’t do that with the binary classical computing methodology. You need to use the way nature actually works and that is quantum. And so that’s the types of problems that quantum is really going to help and it’s going to turbocharge AI.

Shay Boloor (11:19.443)

Uh, great answer. appreciate that. Uh, another one I want to bring to your attention is have you noticed any kind of sentiment change since March and what happened in March was the tear force. And I think the geopolitical tensions, think, uh, AI and quantum is a national security spotlight clearly because the it’s an arms race. The world’s going to change potentially in 10 years. If China conquers quantum

Matt Kinsella (11:36.229)

It is.

Shay Boloor (11:44.999)

Doesn’t really matter what they do for AI because quantum is the next derivative and that’s going be very disruptive. Do you sense any kind of more, you said the national security component for DoD allocating towards quantum. Do you see that being more aggressive in the past five months than it was the previous couple of years?

Matt Kinsella (12:08.657)

For years and is increasingly so a national security issue. And the sensing products actually for a couple of years at this point have been able to have huge improvements in performance. So there has been a national security concern and actually a huge boon to national security if you can deploy these sensing products. Let’s use GPS as an example. GPS is increasingly becoming susceptible to denial and spoofing. Our quantum clocks and our quantum sensors can actually help you.

Some of the core services that you get from GPS, like precision timekeeping or inertial sensing. So you could navigate in a battlefield in the absence of GPS. So the sensing products have actually had huge national security implications for a couple of years at this point. And that’s why we’ve been monetizing with the DoD based upon that underlying threat of GPS denial. I think what people are seeing though, and why quantum is actually becoming much more noticeable is that quantum computing is actually getting closer to being commercially advantageous. And the big change was in 2023 when the world first got logical qubits. Logical qubits are really all that matter for quantum computing. Pre-2023, before logical qubits were showcased, it was unclear as to whether quantum computers were ever going to get there. But now that the world has logical qubits and we showcased our first ones back in 2024, we’re one of a few companies that has logical qubits. We just announced we had 12 last week. Once we get to 100, you’ll start to see commercial advantageousness by relative to classical computing. And then as you grow that from 100 to 1000 to 10,000. This grows double exponentially. So the power really, really expands. And so I think that’s why you’re starting to see people wake up that, wow, we need to get ahead of this and make no mistake, it is a race and there are huge national security implications. China is out investing the U.S. and in some places they are ahead, but I’ll bet on the U.S.’s innovation engine any day to win. And that’s honestly one of the reasons why we’re going down this path is to make sure we are capitalized to help make sure the U.S. maintains its leadership. I think it’s really important that the U.S. and our allies win this race.

Shay Boloor (14:09.715)

No, I totally agree. And I think a lot of people share that sense been and going off of like the sensing part. I do want to say call out like that is the lever that you should be a lot of people, you know this, but I’m telling the audience like that. They should be pulling because they doesn’t require a breakthrough in the computing for them to commercialize that element of quantum right now. And I know that because Ion Q has acquired vector atomic I think it was. I think that’s their sensing. How is your strategy different than vector atomic is my question. So I know more about that, less about like, now you guys are about to go public. I’ll learn a lot more about you guys, but how’s the different strategies between the sensor and between you two?

Matt Kinsella (14:39.613)

Yep.

Matt Kinsella (14:50.706)

Yeah.

Matt Kinsella (14:54.045)

So Vector is still another company, we’ll soon be part of INQ company that makes quantum clocks as well as some other quantum sensors. The underlying technology is relatively similar. Our strategies differed quite a bit. As I understand it, Vector had never taken any venture capital investment. And so they were kind of doing SBIR contracts with the DoD, making good clocks, but never with really a scalable approach. was more doing those types of contracts. Again, I’m not an expert on Vector Atomic, but I did know them and have respect for

So I think, I mean, if I look at what INQ is doing, in many ways, it looks like they’re trying to become Infleqtion , but doing it sort of the opposite way in which we were deliberate in acquiring or building these technologies and starting with sensing and moving to computing, they’re kind of backing into that with, you know, starting with computing and now with a large market cap acquiring companies that can also give them revenue in the sensing market in the more near term.

Shay Boloor (15:46.589)

So another quick question I have, I’m not the CEOs I’ve been talking to a lot of them. Surprisingly, the private ones don’t want to go public. They don’t feel the need to because they’re executing privately. They’re doing the business deals. They all need the, the cash, but they feel like the urgency they have to, because they see their competitors in public markets, game, multiple expansion market. Like you just mentioned game bigger and bigger, like I on cue.

20 billion dollar company now, so they have the luxury of acquiring these private companies at a much lower valuation because they are maybe more fairly valued. Do you feel that urgency right now going public where you kind of need to like pay up for specific talent to get into the company itself because maybe an IonQ is overpaying more or just like what’s your specific reason on why now you guys are going public?

Matt Kinsella (16:39.707)

Why now? Well, first of all, because I think whether it’s Google, Nvidia, know, big companies are now focusing on quantum.

You’ve seen the movements in the public markets and then this race with China. mean, is, quantum’s at an Inflection point. And so the time just broadly speaking is now. Why in particular did we go down this path? We did a series C back in early last year. We raised a hundred million dollars. We were very well capitalized. Our burn rate is really a fraction of most of the other quantum companies. We burned about $30 million last year. So we were very well capitalized relative to our burn. And as you point out, a lot of quantum companies want to stay private.

Because then they can build in without having to take on a lot of the things you have to do in your public company. The reason I went down this path is I thought to myself, okay, what can we do from a position of strength to really set us up to play to win? And if you look at what the public companies are doing, they have access to capital that’s orders of magnitude that you have in the private markets at costs of capital that are a fraction. so,

In my view, you don’t ever want to be the under capitalized player in a market where people are building war chests. So really the first reason to do this was I looked at from a position of strength, while we were well capitalized, was there a way to really change the game? And my first principle was could we find a wonderful partner to do that with? Churchill has been at this for many, many years. They’ve done many, many very successful SPACs, most recently Oklo, and in particular they have an incredible track record of actually delivering the cash in their trust onto the balance sheet of their partner companies. So I felt like we actually had a pretty high probability of this working. Just to increase the probability, I raised $125 million pipe alongside this SPAC transaction to A, get more capital into the business, but B, give a signaling mechanism to the world that very good institutional investors were investing on these exact same terms as we were taking the company public. And so really why now? to get capitalization level that we need to play to win and also I think when we have this liquid public currency like IMQ and others have there will be private companies who think they will always be able to raise, but the markets aren’t always accommodative. And you might find yourself in that existential crisis where you are running out of cash, you don’t have a business model that gets you to cash flow profitability, you aren’t able to raise in the private markets. Well, Infleqtion will have a liquid currency to make acquisitions if and when those meet and accelerate our technology roadmap. And so I think there’s a lot of reasons to do this.

Shay Boloor (19:10.163)

What?

No, before I pass to the Katie, like, listen, I, I think you absolutely should, especially when you see companies like quantum computing, Inc. that are worth $3 billion. When you guys are a real business that have a sensory and you have deals and I think you guys are going public actually a less valuation than that’s, via SPAC. So like, yeah, I mean, I think a lot of quantum computing companies are probably going to be following suit to what you guys are doing right now after seeing the craze. and we aren’t in bubble territory yet guys, because I do think there’s an inevitability on quantum.

Actually, one more question before I pass it to Katie. Putting you in the corner, do you think the reality of quantum actually disrupting blockchain is something more that’s going to come to light and then closer than people anticipate? Or is that just more of the trad five people just like being upset they missed out on the crypto run and just want to claim something’s going to happen?

Matt Kinsella (19:43.313)

Yeah. Yeah.

Yeah.

Matt Kinsella (20:04.359)

Well, okay, so I will comment this was saying I am a reasonably large holder of Bitcoin and some other tokens. But I do I do think that over some period of time It’s not going to be two years. not going to be three years, but maybe five to ten Quantum will be able to break some of the encryption algorithms that are used to secure Bitcoin in particular is the one that that is susceptible and actually you’ll be you’ll probably be interested in this last week we put out a really pretty impressive application where we ran what’s called Shor’s algorithm on logical qubits, the first time it’s ever been done. Shor’s algorithm is the quantum algorithm that can break decryption. Because modern day encryption is based upon a fundamental inability of classical computers to factor a large string of numbers down to their two prime numbers that when you multiply them together, gives you that long string of numbers. It would take a CPU like a trillion years to do that, a GPU like 75 billion years, and then a quantum computer like a week once it gets powerful enough. And so we factored the number 15 down to five and three, so we’re not breaking encryption anytime soon. But what it showed was a scalable way to make that algorithm more powerful, Shor’s algorithm, which we use to decrypt it or to factor a very small number. But as we add more logical qubits to our system, that same algorithm will scale in power and probably around maybe a thousand or more.

Logical qubits is when you’ll be able to actually perform that calculation, which would put Bitcoin at risk over time. Now, there are a lot of very smart people operating in the blockchain world. I’m guessing they’ll figure out a way to fork it to make it quantum resistant. But I’ve heard it would take 80 days of downtime. There was interesting paper put out from the University of Kent talking about what would actually have to happen to make the Bitcoin blockchain quantum resilient. And it will be challenging. But again, I wouldn’t bet against the geniuses who are operating in the blockchain world. And there’s too much at stake, right? mean, it’s trillions of dollars of market cap. But there is a fundamental risk. like the Shor’s algorithm, when run on a quantum computer, that’s powerful enough, will break the encryption algorithm that secures Bitcoin.

Katie Perry (22:09.292)

It’s great to have the nuanced view of someone who’s deep in quantum, also, yeah, I also have a lot of Bitcoin. I think they’ll figure it out eventually. So generous with your time today, Matt. A couple more questions for you before I let you go. One thing we’ve been talking a lot about the show is these larger companies within AI, especially kind of investing in each other, business partnerships, sort of the entanglements between your open AI and video. As you go public, in terms of strategic investments from larger players, would that...

Matt Kinsella (22:22.075)

Absolutely.

Katie Perry (22:38.176)

Would that be something that would make sense for you guys down the road? Would you be open to something like that? A company like NVIDIA taking a stake in your business?

Matt Kinsella (22:48.339)

It would all come down to, Katie, whether there was industrial logic for the partnership and whether there are commercial reasons to do so. And so certainly not opposed to it. And we have a very close partnership with Nvidia. They’re wonderful to work with. And so if investment made sense in the context of deepening that partnership or accelerating go-to-market activity with them, then I certainly would consider it. right now, I’m very pleased with the way our partnership’s playing out without.

So yeah short answer yes, if it made sense from a commercial perspective

Katie Perry (23:16.534)

Yeah.

Yeah. And then last one for you. I mean, you’re obviously here on our show and it’s really interesting to see sort of the maturation of retail investors in terms of their sophistication around these topics, even grasp of AI concepts six months ago to today. Just as we talk about it more and people explore more companies, what is sort of the strategy for getting out there and in front of retail investors? We talk a lot about Opendoor. There’s sort of the gimmicky tactics. You know, let’s go stand outside of Drake’s house.

I think you’ve done a good job today of kind of educating around the space generally as a way of getting the company out there. But how do you think about that, like educating these large, massive investors who, you know, these concepts are very, very technical.

Matt Kinsella (23:51.944)

Yeah. Well, I’m not a very gimmicky person, so I probably won’t be doing too many gimmicks to get the world out there. But I think conversations like this just explaining what we do, trying to actually explain what is quantum at the most fundamental level and why does that matter for humanity? And if the retail investment community wants to have exposure to quantum, now there are actually opportunities to buy equities that are quantum companies. And I think if you take a 10 year view, it’s probably very important.

I feel very convicted. I’ve left a great job at Maverick to come here and run this company full time. It will be a very important technology for humanity. So as I learned as a fundamental equity investor, never give stock tips to friends. But if I were to say one thing, if you’re interested in quantum and it’s a 10-year horizon, it’s not a bad idea to put a little bit of capital in there. And there, mean, into quantum companies in general and see how it plays out over time and take a very long-term view on it.

Katie Perry (24:49.376)

Mm-hmm.

Matt Kinsella (25:03.857)

So I think what I’ll be doing is just educating folks on what quantum is and what Infleqtion is and letting the very smart retail investors make their choices to which companies they want to back.

Katie Perry (25:14.666)

All right, Matt, thank you so much. Of course we have Matt Kinsella, CEO of Infleqtion, fellow Notre Dame alum. Go Irish. Let’s go. We’re going to run this straight to the end. We’ll see you there. Thank you again. You’ll have to come back sometime. This was lovely.

Matt Kinsella (25:21.007)

There you go, Irish. You run it out. Run it out and we’ll be back in the playoffs. Yeah.

I would love to. Yeah, thanks for having me. All right. Great to meet you both. Take care. Bye.

Katie Perry (25:33.044)

All right. Thanks, Matt. And with that, we are going to bring in Bruni, Tom Bruni of the editor in chief of StockTwits, master of the news cycle, Fox Business. He’s in Dubai. He’s here. He’s there. He’s everywhere. Tom, what’s going on? What’s new with you?

***

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Infleqtion stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to Infleqtion stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Infleqtion shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, ColdQuanta, Inc (the “Company”) and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp X, 640 Fifth Avenue, 12th Floor, New York, NY 10019

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the Company’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding the Company’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the Company’s ability to attract, retain and expand its customer base; the Company’s deployment of proceeds from capital raising transactions; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; the Company’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting the Company’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the Company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill Capital Corp X (“Churchill”).

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the Company’s concentration of revenue in contracts with government or state-funded entities; the potential need for additional future financing; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While the Company and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on May 15, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.